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SEC FILE NUMBER
0-25232

CUSIP NUMBER
037604105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 28, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
APOLLO GROUP, INC.

Full Name of Registrant

Former Name if Applicable

4615 East Elwood Street

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85040

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Apollo Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended February 28, 2007 (the “Form 10-Q”) by April 9, 2007, the prescribed due date. The Company intends to file the Form 10-Q as promptly as practicable, but does not expect that such filing will be made by the April 14, 2007 extended deadline as provided by Rule 12b-25.
The Company was unable to file its Quarterly Report on Form 10-Q for the second fiscal quarter ended February 28, 2007 by the required filing date of April 9, 2007, because it has not yet completed the restatement of its financial statements following receipt by the Company’s Board of Directors (the “Board”), on December 8, 2006, of the Special Committee’s final factual findings of its stock option investigation. As previously disclosed, the Company is diligently working on the restatement of its financial statements and currently intends to file its delinquent reports by April 30, 2007.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian Swartz	(480)	966-5394
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

• Quarterly Report on Form 10-Q for the quarter ended May 31, 2006.
• Annual Report on Form 10-K for the year ended August 31, 2006.
• Quarterly Report on Form 10-Q for the quarter ended November 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There may be significant changes in the results of operations for the quarter ended February 28, 2007 compared to the quarter ended February 28, 2006. The Company cannot provide a reasonable estimate of the results because it is currently working to restate certain of its previously filed financial statements.

All statements included in this Form 12b-25, Notification of Late Filing, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the company’s current expectations, estimates and projections about the company’s industry and business, management’s beliefs, and certain assumptions made by the company, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, the company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings discusses important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

APOLLO GROUP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 12, 2007	By	/s/ Brian Swartz

Brian Swartz
Vice President and Chief Accounting Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).